

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Via E-mail
Mr. Bruce J. Schanzer
President
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

     Re: **Cedar Realty Trust, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 6, 2012
               File No. 001-31817

Dear Mr. Schanzer:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Jonathan Wiggins

                          Jonathan Wiggins
                          Staff Accountant